Exhibit 99.1

FOR IMMEDIATE RELEASE — CALGARY, ALBERTA — FEBRUARY 24, 2006

BAYTEX ENERGY TRUST ANNOUNCES 2005

CANADIAN AND UNITED STATES TAX INFORMATION

Baytex Energy Trust (“Baytex”) (TSX-BTE.UN) of Calgary, Alberta is pleased to announce the 2005 tax treatment on distributions for unitholders in Canada and the United States.

CANADIAN UNITHOLDERS

The information contained herein is intended to provide general guidance to assist in 2005 income tax reporting for holders of Baytex trust units who are Canadian residents.  It is not intended to constitute legal or tax advice to any holder or potential holder of Baytex trust units.  Readers should consult their own legal or tax advisors as to their particular tax consequences of holding Baytex trust units.

For the 2005 taxation year, the treatment of distributions is 85.0% return on capital (taxable income) and 15.0% return of capital (tax deferred) for Canadian unitholders.

For purposes of the Canadian Income Tax Act, Baytex Energy Trust (the “Trust”) is a mutual fund trust. Each year, an income tax return is filed by the Trust with the taxable income allocated to, and taxable in the hands of unitholders.  Distributions paid by the Trust are both a return of capital (i.e. tax deferred )  and a return on capital (i.e. income).  The allocation between these two streams is dependent upon the tax deductions that the Trust is entitled to claim against royalty and interest income received and any income the Trust earns directly.  The level of these tax deductions is primarily driven by the Trust’s resource property deductions.

Each year the taxable income portion, or return on capital, is calculated and reported in the Trust’s T3 return and allocated to each unitholder who received distributions in that taxation year. T3 Supplementary forms are mailed to unitholders before March 31st.  Registered unitholders will receive a T3 Supplementary form directly from the transfer agent.  Beneficial unitholders will receive a T3 Supplementary form from their broker or other intermediary. The T3 form will report only the taxable income component.  This income is taxed in the same manner as interest income.  The tax deferred, or return of capital, portion impacts the unitholder’s original cost base of the units.  The Adjusted Cost Base (ACB) is used in calculating capital gains or losses on the disposition of trust units.  The ACB of each trust unit is reduced by the return of capital portion of distributions received.  When a unitholder’s ACB drops below zero during a taxation year, the negative amount is considered by the Canada Revenue Agency (CRA) to be a capital gain.  Unitholders re-set their trust unit cost base to zero by paying income tax on the capital gain resulting from the negative ACB.

Canadian unitholders who hold their investment in a Registered Retirement Savings Plan, Registered Retirement Income Fund, Deferred Profit Sharing Plan or Registered Education Savings Plan need not report any income related to trust unit distributions on their 2005 income tax return.

The following table sets out the tax treatment of the Canadian 2005 monthly distributions:

Record Date	Payment Date	Taxable Amount (Income)	Tax Deferred Amount	Total Distributions

Jan. 31/05	Feb. 15/05	$0.1275	$0.0225	$0.15
Feb. 28/05	Mar. 15/05	$0.1275	$0.0225	$0.15
Mar. 31/05	Apr. 15/05	$0.1275	$0.0225	$0.15
Apr. 29/05	May 16/05	$0.1275	$0.0225	$0.15
May 31/05	Jun. 15/05	$0.1275	$0.0225	$0.15
Jun. 30/05	Jul. 15/05	$0.1275	$0.0225	$0.15
Jul. 29/05	Aug. 15/05	$0.1275	$0.0225	$0.15
Aug. 31/05	Sep. 15/05	$0.1275	$0.0225	$0.15
Sep. 30/05	Oct. 17/05	$0.1275	$0.0225	$0.15
Oct. 31/05	Nov. 15/05	$0.1275	$0.0225	$0.15
Nov. 30/05	Dec. 15/05	$0.1275	$0.0225	$0.15
Dec. 31/05	Jan. 16/06	$0.1275	$0.0225	$0.15
Totals		$1.53	$0.27	$1.80

Based upon the Trusts current outlook, it is expected that the distributions in 2006 will be treated as 100 percent return on capital (taxable income) and no portion of the distributions will be considered return of capital (tax deferred) for Canadian income tax purposes.

UNITED STATES UNITHOLDERS

This information is not exhaustive of all possible U.S. income tax considerations, but is a general guideline and is not intended to be legal or tax advice to any particular holder or potential holder of Baytex units.  Holders or potential holders of Baytex units should consult their own legal and tax advisors as to their particular tax consequences of holding Baytex units as well as to determine whether claiming a credit or deduction for foreign income taxes is more beneficial for you.

For the 2005 taxation year, the Trust has calculated that all 2005 distributions are taxable as dividends.  None of the 2005 distributions are a tax deferred reduction to the cost of units for tax purposes.  The Trust is of the view that the dividends qualify for the tax rate of 15%.

The Trust is treated as a foreign corporation for United States tax purposes.  For unitholders resident in the United States, taxability of distributions is calculated using U.S. tax rules which allow for various deductions including accounting based depletion. The taxable portion of the monthly distribution is determined annually by the Trust based upon current and accumulated earnings in accordance with U.S. tax law.  The taxable portion is considered a dividend for tax reporting purposes and U.S. unitholders should receive a Form 1099 or facsimile detailing the total distribution received, the amount withheld, and the taxable portion.  Some unitholders will receive 1099s from their brokers and others may not.  Information on the 1099s issued by the brokers may not accurately reflect the information in this press release for a variety of reasons.  Investors should consult their brokers and tax advisors to ensure that the information presented here is accurately reflected on their tax returns.

The non-taxable portion of the cash distribution, if any, is treated as a return of the cost base.  This cost base is reduced by this accumulated amount when computing gains or losses at time of disposition.  Once the full amount of the cost base has been recovered, any additional non-taxable distributions should be reported as capital gains.

Unitholders who are not residents of Canada for income tax purposes are encouraged to seek advice from a qualified tax advisor in the country of residence for the tax treatment of distributions.   Under Canadian tax legislation, monthly distributions paid by Baytex to non-residents of Canada are subject to a flat 15% withholding tax, regardless of the character of the distribution as return on capital or return of capital. The Trust believes this withholding tax should be considered as being eligible for a foreign tax credit in the United States for unitholders who hold their units in a taxable account.  No portion of the withholding tax is creditable to those unitholders who hold their units in a tax deferred account (such as an IRA).

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Trust units of Baytex are traded on the Toronto Stock Exchange under the symbol BTE.UN.

For further information, please contact:

Baytex Energy Trust

Ray Chan, President & C.E.O.	Telephone: (403) 267-0715
Derek Aylesworth, Chief Financial Officer	Telephone: (403) 538-3639
Kathy Robertson, Investor Relations	Telephone: (403) 538-3645

Toll Free Number: 1-800-524-5521

Website: www.baytex.ab.ca